Exhibit 8.1

SUBSIDIARIES

Wholly Owned Subsidiaries	Country of Incorporation

Torm Singapore (Pte) Ltd.	Singapore
TORM Norge AS	Norway
Torm Shipping (Germany) G.m.b.H.	Germany
Long Range 1 A/S	Denmark
Medium Range A/S	Denmark
LR1 Management K/S	Denmark
MR Management K/S	Denmark
Ruby Shipping LLC	Marshall Islands
Ganges Shipping LLC	Marshall Islands
Libra Tankers Shipping LLC	Marshall Islands
Tiber Shipping LLC	Marshall Islands
OMI Marine Service Ltd.	Delaware
OMI Holding Ltd.	Mauritius
OMI Crewing Service Ltd.	Bermuda
TORM USA LLC	Delaware
TORM Shipping India Pte Ltd.	India
TT Shipowning K/S	Denmark
Torghatten & Torm Shipowning ApS	Denmark

Jointly Controlled Entities	Country of Incorporation

Long Range 2 A/S	Denmark
LR2 Management K/S	Denmark
UT Shipowning K/S	Denmark
Ugland & Torm Shipowning ApS	Denmark
TORM SHIPPING (PHILS.), INC.	Philippines
FR8 Holdings Pte. Ltd.	Singapore

SK 03810 0001 1206802